Equant has requested the suspension of the trading of its shares on both the
New York Stock Exchange and the Euronext Paris

AMSTERDAM, Netherlands (May 23, 2005) – Equant N.V. (NYSE: ENT) (Euronext Paris: EQU) announced that it has requested the suspension of the trading of its shares on both the New York Stock Exchange and the Euronext Paris, which should occur at the close of business today. This suspension of trading is the result of the company’s agreement to sell all of its assets and liabilities to France Telecom S.A. as announced on February 10, 2005.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers’ key business processes. Equant serves thousands of the world’s top companies, with the industry’s most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, consistently leads industry surveys in corporate user satisfaction.

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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition in our industry and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS

Equant Media Relations	Equant Investor Relations

Global and Europe	Ashley Rayfield
Frédéric Gielec	+44 208 321 4581
+33 1 46 46 2189	ashley.rayfield@equant.com
frederic.gielec@equant.com
France
North and Latin America	Isabelle Guibert
Elizabeth Mayeri	+33 1 46 46 99 53
+1 212 251 2086	isabelle.guibert@equant.com
elizabeth.mayeri@equant.com